Exhibit 99.5

FINANCIAL STATEMENT REQUEST FORM

June 2017

Pursuant to National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators, we shall deliver our annual and interim financial statements and the management discussion & analysis (“MD&A”) related to such financial statements to our shareholders when they request that copies be sent to them. If you wish to receive either our annual financial statements and related MD&A or our interim financial statements and related MD&A, please complete the information below and mail, fax or email this form, or the information on this form, to us at:

FORTUNA SILVER MINES INC.

200 Burrard Street, Suite 650

Vancouver, BC V6C 3L6

Attention: Corporate Secretary

Fax: 604-484-4029

Email: info@fortunasilver.com

I wish to receive your:

(Check one or both as applicable)

☐ Annual financial statements and MD&A

☐ Interim financial statements and MD&A

which should be sent to me as follows:

☐ By regular mail to:
NAME (please print)

Mailing Address

Postal or Zip Code

OR:
☐ By email to:
Email Address